Contact

www.linkedin.com/in/saniabdullah (LinkedIn)

Top Skills

Flutter
Node.js
Django

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)
Arabic (Limited Working)
Japanese (Limited Working)
French (Professional Working)
Hausa (Native or Bilingual)
German (Elementary)

Certifications

Excel 2016 Essential Training
Photoshop CC 2017 One-on-One: Fundamentals

Honors-Awards

Deans list
Deans list

Sani Abdullah

Founder @ Swift Ride | Solving vehicle access for the masses
Rochester, New York, United States

Summary

I am passionate about driving innovation and excellence in the tech and automotive sectors. With a diverse background in leadership and strategic management, I thrive in dynamic environments where I can leverage my expertise to deliver exceptional results and foster growth.

Experience

Swift Ride LLC

Chief Executive Officer
June 2023 - Present (2 years 1 month)
Atlanta, Georgia, United States

SIDLER DYNAMIC ENGINEERING (UK) LTD

Project Assistant
February 2018 - August 2018 (7 months)
United States

Read and interpreted drawings and contracts. Contacted subcontractors for various electrical components and their prices

Education

Rochester Institute of Technology

· (2015 - 2020)

Essence International School

High School, Pre-Engineering · (2000 - 2015)